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                            June 24, 2020

       Marco Alfonsi
       Chief Executive Officer
       Can B Corp
       960 South Broadway, Suite 120
       Hicksville, NY 11801

                                                        Re: Can B Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed June 3, 2020
                                                            Fiel No. 024-11233

       Dear Mr. Alfonsi:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A Filed June 3, 2020

       Cover Page

   1. We note that on your cover page you disclose that the offering minimum is $5 million while in your offering
summary section on page 5 and in your plan of distribution section on page 15 you state
that there is no minimum. Please reconcile your disclosures.
       Summary Information, page 3

   2.                                                   Please discuss your
auditor's going concern opinion in your summary.
 Marco Alfonsi
FirstName LastNameMarco Alfonsi
Can B Corp
Comapany NameCan B Corp
June 24, 2020
Page 2
June 24, 2020 Page 2
FirstName LastName
Dilution, page 15

3. It appears that information presented in your dilution table assumes completion of the maximum offering. Please revise to also present information that assumes completion of the minimum offering. In addition, revise to incorporate the expected offering cost in the dilution calculation.
Use of Procceds, page 17

4. Please revise your footnote 5 to disclose the material terms of the debt, including the interest rate and maturity of the debt. Also, if the debt was incurred within the past year, describe the use of the proceeds of the debt. Refer to Instruction 6 of Item 6 of Form 1-A.
5. We note that in footnote 2 you state that you expect to spend $90,000 to obtain GMP certification. In an appropriate place in your Offering Circular, please explain what the certification is and why it is important to obtain.
Business, page 19

6. We note here and on your cover page that you may seeking synergistic value through acquisitions of products and brands in the hemp industry. Please expand your disclosure in this Business section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses or products. Please also revise to indicate any acquisitions that are currently under consideration and describe them or, if none are currently under consideration, please state this.
Duramed Division- Durable Medical Equipment, page 20

7. We note your disclosure states, "The initial term of the Sam MOU expires December 31,
         2019." We further note that there are automatic renewals for additional one-year terms if you meet certain monthly minimums. Please update your disclosure regarding the Sam
         MOU. Similarly, we note that your first Pure Leaf Oil products will be rolling out in the second quarter of 2020; please update this disclosure. Throughout the course of the review process, please continue to update your disclosures to provide the most current information as of the most recent date practicable.
Directors, Executive Officers, and Significant Employees, page 27

8. Please revise to include the principal business conducted by each company identified in the business experience of your directors, executive officers and significant employees, if not clear from the company name. Refer to Item 10(c) of Form 1-A. Marco Alfonsi
FirstName LastNameMarco Alfonsi
Can B Corp
Comapany NameCan B Corp
June 24, 2020
Page 3
June 24, 2020 Page 3
FirstName LastName
Financial Statements, page F-1

9. Please tell us what consideration you gave to updating your Form 1-A to include interim financial statements and other relevant information from your Form 10-Q for the quarter ended March 31, 2020. Refer to Rule 252(a) of Regulation A.
Report of Independent Registered Public Accounting Firm, page F-2

10. Please make arrangements with your auditors to refer to the current company name in their audit report. Please also make arrangements with them to revise their consent to refer to the correct financial statement periods and the correct Note for the going concern description in the Form 1-A.
Note 1   Organization and Description of Business, page F-7

11. Please revise your historical financial statements and disclosures throughout this Form 1-
         A to give retrospective effect to the 300-to-1 reverse stock split that occurred on March 6,
         2020. Refer to SAB Topic 4.C.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Stephen Kim, Staff Accountant at 202-551-3291 or
Rufus Decker, Accounting Branch Chief at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff
Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services